[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

                             BULLETIN NUM. 325/2003

                                                                DATE: 12/08/2003


                PEMEX SIGNS THE FOURTH MULTIPLE SERVICE CONTRACT

    The border block shall attract investments for the country of almost 265 million dollars to encourage the increase of natural gas production.

          Petroleos Mexicanos subscribed the contract for the execution of the development works, infrastructure and maintenance of non associated gas fields in the border block, located on the Burgos Basin, with the international consortium composed of the Brazilian company Petroleo Brasileiro, S.A. (Petrobras), the Japanese company Teikoku Oil Co. Ltd., and the Mexican company D&S Petroleum, a subsidiary of Grupo Diavaz.

          With the formalization of this contract a total investment of $264,977,496 dollars shall be generated, as well as the drilling of more than 100 wells during the term of 15 years and an additional production of natural gas of 34 million cubic feet per day.

          This is the fourth Multiple Service Contract subscribed. The first one corresponded to the Reynosa-Monterrey block signed last November 14 with the Spanish company Repsol, for a total of $2,437,196,265 dollars, which represents the public works contract in the greatest amount in the history of Pemex.

          The Cuervito block was the second contract signed on October 23 of this year, with the international Brazilian-Japanese-Mexican consortium, for a total investment of 260 million 71 thousand 938 dollars.

          The third contract corresponded to the Mision block for a total investment of $1,035,579,600 dollars, which was formalized last November 28 with the international Mexico-Argentina consortium composed of the Argentinean company Techint and its subsidiary Tecpetrol and the Mexican company Industrial Perforadora de Campeche -IPC.

          It is worth mentioning that during the first bidding process of the Multiple Service Contract carried out this year, four contracts were successfully assigned for the development of the Burgos Basin.

          With the above, Petroleos Mexicanos shall ensure an increase in the natural gas domestic production close to 400 million cubic feet per day, with the consequent reduction of imports. It shall capture new investments for the country in the amount of four billion dollars. It shall attract state of the art technology that shall increase the execution capacities of PEMEX and shall generate savings for the company of 750 million dollars.

          During the signing, the Executive Director of the Multiple Service Contracts, Sergio Guaso considered: "The new investments, a product of the Multiple Service Contracts, shall be directed to the development of Works and services that the awarded companies shall execute during the term of the contract. This will generate an economic abundance that will have an important impact in the northeast region of the country, which shall serve to reactivate a great part of the productive plant of said region".

          The international experience and the technical reputation of the three companies composing the Brazilian-Japanese-Mexican consortium guarantee PEMEX the efficient execution of the development, infrastructure and maintenance of non-associated gas fields in the Burgos Basin, located within the Border Block.

          This contract, which includes all exploration and production services and works to develop non-associated gas fields, shall allow PEMEX to get closer to its objective of increasing the production of natural gas in Mexico, in order to reduce costly imports.

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